Exhibit 5.0

April 26, 2013

Board of Directors

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Re:	New York Community Bancorp, Inc.

Dividend Reinvestment and Stock Purchase Plan

Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel for New York Community Bancorp, Inc. (the “Company”) in connection with the offer and sale by the Company of twenty-five million (25,000,000) shares of the Company’s common stock, par value $0.01 per share (the “Shares”), under the Company’s Dividend Reinvestment and Stock Purchase Plan. The Shares are being offered pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Act”).

We have reviewed the Company’s corporate records, including its Amended and Restated Certificate of Incorporation and Bylaws as of the date hereof, and such other documents as we considered necessary as a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that the Shares have been duly and validly authorized, and that, when the Shares are issued from time to time in accordance with the terms and conditions set forth in the prospectus contained in the Registration Statement as declared effective under the Act, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion in the Registration Statement and to the reference to our firm therein and in the Prospectus forming a part thereof.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Victor L. Cangelosi, a Partner